Mon Space Net Inc.

100.3.041, 129 Offices

Block J, Jaya One

No. 72A, Jalan Universiti

Section 13, 46200

Petaling Jaya, Malaysia

September 13, 2016

VIA EDGAR

Barbara C. Jacobs, Assistant Director

Office of Consumer Products

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re: Mon Space Net Inc.

Amendment No. 2 to Registration Statement on Form S-1

Filed August 25, 2016

File No. 333-210519

Dear Ms. Jacobs:

We are in receipt of your comment letter dated September 8, 2016 regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the Staff. For your convenience, the matters are listed below, followed by the Company’s responses:

Management’s Discussion and Analysis of Financial Condition and Result of Operations

Liquidity and Capital Resources, page 14

1.	We refer to your response letter dated July 7, 2016, in which you state that you have received “all of the $208,330 in proceeds from the sale of our common stock as of the date hereof.” Further, disclosure throughout your filing, including on pages 4, 11, 13, 14 and 22, indicates that you raised aggregate proceeds of $208,330 from the sale of 208,330,000 shares of common stock that was completed in February 2016. The foregoing statements appear to be inconsistent with your balance sheet on page F-9 indicating that you had only 13,330,000 shares of common stock outstanding as of June 30, 2016, as well as with the disclosure on page F-13 stating that “the remaining $200,000 is not received and 200,000,000 shares are not issued until August 2016.” Please tell us if and when you issued the 200,000,000 shares and received the corresponding $200,000 in proceeds, and make conforming revisions throughout your document. To the extent that you have not received payment for these shares, please tell us whether any of these shares are being registered for resale with this registration statement.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that the registration statement has been revised throughout to reflect the following transactions:

-	In February 2016, we sold 208,330,000 shares of our common stock for $208,330,000. In February 2016, we received $8,330 for 8,330,000 shares sold in February 2016. In August 2016, we received the remaining $200,000 for 200,000,000 shares sold in February 2016.

-	In May 2016, we received $201,476 in cash advances from Ms. Lai for which we later entered into a promissory note agreement in June 2016.

As of the date hereof, we have received payment for all of shares issued pursuant to the Regulation S offering. We further clarify for the Staff that we mistakenly included the $200,000 advances received from Ms. Lai as proceeds from the sale of our common stock in our response letter dated July 7, 2016. The financial statements for the six months ended June 30, 2016 correctly reflected the transactions occurred.

Transactions with Related Persons, Promoters and Certain Control Persons, page 17

2.	We note that Ms. Lai loaned an aggregate of $201,476 to the company. Please clarify whether Ms. Lai loaned this money to the company pursuant to a written agreement and, if so, please file this agreement as an exhibit to your registration statement. To the extent this is an oral agreement, please file a written description of this oral contract as an exhibit pursuant to Item 601(b)(10)(ii)(A) of Regulation S-K. For guidance relating to oral contracts, refer to Question 146.04 of our Regulation S-K Compliance and Disclosure Interpretations, available on our website.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that the loan agreement with Ms. Lai has been filed as Exhibit 10.1 to this amended registration agreement.

Financial Statements

Financial Statements as of and for One Day Ended December 31, 2015

Note 4 – Subsequent Events, page F-7

3.	Further to comment 1 above, please clarify your disclosure that you had a subscription receivable of $200,000 as of March 31, 2016. In this regard, your financial statements as of and for the three and six months ended June 30, 2016 do not reflect the issuance of these shares and the related subscription receivable. Also, in your notes to the interim financial statements, revise to disclose the date through which subsequent events were evaluated in accordance with ASC 855-10-50-1.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully clarify for the Staff that as mentioned in our response to comment number 1, as of March 31, 2016, we had a subscription receivable of $200,000 for the 200,000,000 shares sold in February 2016. The proceeds were not received and the shares were not issued until August 2016.

We also note the Staff’s comment, and in response thereto, respectfully advise the Staff that the notes to the interim financial statements has been revised to disclose the date through which subsequent events were evaluated in accordance with ASC 855-10-50-1.

Mon Space Net Inc.

By:	/s/ Lai Chai Suang
Name:	Lai Chai Suang
Title:	President & Chief Executive Officer